(d)(4)(vi)

October 1, 2012

ING Series Fund, Inc.
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, AZ  85258-2034

Re:

Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“IIL”), the adviser to ING Core Equity Research Fund and ING Small Company Fund (together, the “Funds”), agrees that IIL shall, from October 1, 2012 through October 1, 2013, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Funds shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
	A	B	C	I	O	W
ING Core Equity Research Fund	1.08%	1.83%	1.83%	0.75%	1.08%	0.83%
ING Small Company Fund	1.50%	2.25%	2.25%	1.04%	1.50%	1.25%

We are willing to be bound by this letter agreement to lower our fees for the period from October 1, 2012 through October 1, 2013.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by IIL within three years.  This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic_________________________
Name:

Todd Modic
Title:

Senior Vice President

7337 East Doubletree Ranch Road
Suite 100	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com